EMI

RECEIVED

2007 JAN 18 A 10:17

OFFICE OF INTERNATIONAL CORPORATE FINANCE

By Airmail

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

11th January, 2007.

Attn: Filing Desk - Stop 1-4 [redacted]

07020417

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 9th January 2007, I enclose one copy of the following item that the Company have issued to the Regulatory News Service:

(a) an announcement, dated 11th January 2007, confirming that:

- the Credit Suisse companies have increased their interests in EMI Group plc Ordinary Shares of 14p each and, as at 8th January 2007, held 40,432,786 shares, being 5.05% of the shares in issue;
- Lehman Brothers International (Europe) has notified the Company that it has increased its holding such that it has a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as at 9th January 2007, held 49,140,643 shares being 6.14% of the shares in issue; and,
- FMR Corp. and its subsidiaries, and Fidelity International Ltd and its subsidiaries have decreased their interests in EMI Group plc Ordinary Shares of 14p each and, as at 10th January 2007, held 46,571,885 shares, being 5.82% of the shares in issue. The Company was further advised that this holding also comprised the notifiable interests of Mr Edward C. Johnson 3rd, a principal shareholder of FMR Corp. and Fidelity International Ltd.

Yours faithfully,

PROCESSED

JAN 19 2007

THOMSON FINANCIAL

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

dw 1/18

Enc.

VIA PR NEWSWIRE DISCLOSE

ER 07/06

Regulatory News Service

11th January, 2007.

EMI GROUP PLC
Holdings in Company

As required by Listing Rule 9.6.7, the Company advises that it has been informed by:

- Credit Suisse Securities (Europe) Ltd, in a letter dated and received by fax after the close of business on 10th January 2007, that the Credit Suisse companies had increased their interests in EMI Group plc Ordinary Shares of 14p each and, as at 8th January 2007, held 40,432,786 shares, being 5.05% of the shares in issue;

- Lehman Brothers, in a letter dated 10th January 2007 and received by fax on 11th January 2007, that Lehman Brothers International (Europe) has increased its holding such that it has a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as at 9th January 2007, held 49,140,643 shares, being 6.14% of the shares in issue; and,

- Fidelity Investments International, in a letter dated 10th January 2007 and received by fax on 11th January 2007, that FMR Corp. and its subsidiaries together with Fidelity International Ltd and its subsidiaries have decreased their interests in EMI Group plc Ordinary Shares of 14p each and, as at 10th January 2007, had an interest in 46,571,885 shares, being 5.82% of the shares in issue. The Company was further advised that this holding also comprised the notifiable interests of Mr Edward C. Johnson 3rd, a principal shareholder of FMR Corp. and Fidelity International Ltd.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231